NR08-08

March 11, 2008

Cardero Announces Delivery and Installation of the Eriez Dry Magnetic Separator at the Pampa El Toro Iron Sands Project, Peru

SRK On-Site to Commence Pampa de Pongo Mining Scoping Study

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce delivery and installation of the Eriez Dry Magnetic Separator for the Pampa El Toro Iron Sands Project, Peru.  The magnetic separator has been installed at the Company’s custom built testing facility.  Processing of the run-of-mine (“ROM”) sand is expected to commence in mid March.

The Company is also pleased to announce that SRK Consulting Engineers and Scientists (“SRK”) are on-site in Peru to commence the mining scoping study on Cardero’s 100% owned Pampa de Pongo deposit.  Pampa de Pongo is the largest undeveloped iron resource on the western seaboard of the Americas, with a N.I. 43-101 Inferred Resource of 953 Mt @ 44.7% iron and 0.12% copper.  The scoping study is designed to determine the optimum mining method and provide estimated production costs.

Cardero’s primary focus during the next 12 months will be to further quantify its iron ore assets, which enjoy considerable infrastructural advantages in comparison to other similar stage projects globally, including proximity to a under-utilized deep water port, the availability of cheap electrical power, the planned extension of a near-by natural gas pipeline, the proximity of the Pan-American highway bordering the projects, the existence of a pre-existing iron mining labour pool and, finally, a stable, pro-mining government.

Pampa el Toro Iron Sands Project

The Eriez Dry Magnetic Separator has been installed at the Company’s Acari testing facility at the Pampa El Toro Iron Sands Project.  The separator is currently undergoing final testing before the recovery test begins.  The magnetic separator consists of three core components, being a primary magnetic unit, a secondary magnetic unit and a final cleaner unit, along with various associated hoppers and conveyor systems.  Approximately 1,400 tonnes of Pampa El Toro ROM material has been excavated from the extensive magnetite bearing dune field and is securely stored at the Company’s facilities.  Once testing of the Eriez unit is complete, ROM material will be upgraded by magnetic separation to produce approximately 40 tonnes of iron concentrate.  This phase of the work programme is scheduled to commence in mid-March 2008 and be completed during Q3.

The concentrate will subsequently be exported to the United States for pilot plant scale melting tests, which were designed by Glenn Hoffman, the President of Cardero Iron Ore Company Ltd., to produce a premium quality pig iron ranging from 96 to 98% iron and 2 – 4% carbon.  In tandem with the above work, SRK have been retained to complete the 43-101 compliant resource estimate for the Pampa El Toro Iron Sands Project.  As part of this study, a consultant from SRK Johannesburg is currently on site and the final report is scheduled to be completed during the second quarter of 2008.

Pampa de Pongo Iron Deposit

Cardero’s 100% owned Pampa de Pongo Iron deposit is the largest undeveloped iron resource on the western seaboard of the Americas (Figure 1), with a N.I. 43-101 Inferred Resource of 953 Mt @ 44.7% iron and 0.12% copper (see September 6, 2005 news release).  Mineralization remains open.  Cardero is investigating the possibility of extracting iron ore through a combination of open-pit and underground block-caving methods to produce a high grade, direct shipping +65% magnetite ore and a blast furnace or direct reduction grade iron pellet product.  Both products would be shipped from a nearby deep water port, 40 kilometres to the west.

A Vancouver based SRK rock-mechanic and geotechnical expert is on-site to commence the mining scoping study.

The Company is currently designing a comprehensive ground magnetic survey to cover the entire 15 kilometre length of the Pampa de Pongo airborne magnetic anomaly (figure 1).  During Cardero’s previous drill campaign, ground-based magnetic surveys were highly successful in delineating high-grade magnetite iron ore when combined with 3D Inversion Modeling.  It is hoped that the infill magnetic data will help define additional resources.

Preliminary metallurgical work on ‘run-of-mine’ mineralization by Rio Tinto indicated that the mineralization was readily upgradeable to form either a 69% iron concentrate or a high quality 67% iron oxide pellet.  Consequently, the Company has initiated a 30,000 metre definition drill program, which is designed to upgrade the current Inferred Resource to a combination of Indicated and Measured Resource status.  This program will commence once drill permits are in place (anticipated by the end of April, 2008).

Although Cardero is encouraged by the results to date at Pampa de Pongo, it is important to realize that there has been insufficient drill testing to define any National Instrument 43-101 compliant mineral reserve.  It is also important to note the fact that mineral resources which are not mineral reserves, such as those discussed here, do not have demonstrated economic viability.

Iron Ore Markets

On Monday, February 18, 2008, the three main steel makers in Asia, Nippon Steel Corporation, JFE Holdings, Inc. and Pohang Iron and Steel Company, accepted a 65% increase in the price of certain types of iron ore from Brazil’s Vale.  Similar agreements followed with Kobe Steel, Ltd. and Baoshan Iron and Steel Co. Ltd. for 2008 iron ore pricing in such categories.

Paulo Camillo Penna, President of the Brazilian Mining Institute (IBRAM), recently quoted in Business News Americas, stated “Iron ore prices are due to remain at high levels for the coming years due to very tight market conditions”.  He continues, “Following the rules of economics, the trend is of a significant price increase, which just occurred.  The outlook is of supply-demand tightness for a horizon of at least another 10 years.”

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value which it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential discovery and delineation of mineral deposits/resources/reserve, and the possibility of upgrading the classifications of resources, at the Company’s Pampa de Pongo and Pampa el Toro projects, the potential successful separation of a magnetic concentrate, and the potential grade of such concentrate, at the Pampa el Toro project, and the successful production of a “premium quality” pig iron from the concentrate from the Pampa el Toro project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.